UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ) *
eLong, Inc.

(Name of Issuer)
Ordinary Shares, $0.01 Par Value

(Title of Class of Securities)
290138205

(CUSIP Number)
Wilson Chu, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS. Oak Pacific Interactive

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,283,202

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,283,202

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,283,202

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer.
     The securities covered by this Schedule 13D are ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of eLong, Inc., a Cayman Islands corporation (the “Company”). The Company’s principal executive offices are located at Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100016, People’s Republic of China.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed by Oak Pacific Interactive, a Cayman Islands corporation (the “Reporting Person”).
     (b) The principal business address of the Reporting Person is 23F, Jing An Center, No. 8 North Third Ring East Road, Chao Yang District, Beijing, 100028, People’s Republic of China.
     (c) The Reporting Person’s principal business is to own and operate next generation communication, content distribution and community Internet platforms.
     (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person acquired 5,283,202 of Ordinary Shares for an aggregate purchase price of approximately $18.5 million using working capital.
Item 4. Purpose of the Transaction.
     The Reporting Person intends to have discussions and other communications with the Company’s management and members of its board of directors regarding the strategic direction of the Company, maximizing shareholder value, and/or the possibility of a business combination transaction that would be mutually agreeable to the Reporting Person and the Company. The Reporting Person may also have conversations with other stockholders. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Person may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Reporting Person and the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to those enumerated above.
     The Reporting Person currently holds the shares reported herein for investment purposes but intends to review its investment in the issuer on a continuing basis and may determine to acquire additional interests in the Company. In addition, depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, changes to the composition of the board of directors, price levels of the shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, acquiring or selling additional Ordinary Shares, which transactions may be significant in amount, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
     Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of its general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the issuer or the shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this report, the Reporting Person beneficially owns 5,283,202 shares of the Company’s Ordinary Shares, which represents 23.7% of the 22,318,501 shares of the Company’s issued and outstanding Ordinary Shares.
     (b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	5,283,202
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition:	5,283,202
Shared power to dispose or direct the disposition:	0
     (c) On January 17, 2009, the Reporting Person exercised options to purchase 2,809,800 Ordinary Shares for $3.75 per share.
     Except as set forth above, there have been no transactions in the Ordinary Shares by the Reporting Person during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2009	OAK PACIFIC INTERACTIVE

	By: Name:	/s/ Thomas Ren Thomas Ren
	Title:	Financial Controller, Director of Finance Department